20/20 Biolabs, Inc.

15810 Gaither Road, Suite 235

Gaithersburg, MD 20877

April 8, 2026

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Robert Augustin

Re:	20/20 Biolabs, Inc.
Registration Statement on Form S-1 (File No. 333-294903)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended, 20/20 Biolabs, Inc. hereby respectfully requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) and declare the Registration Statement effective at 5:00 p.m. (Eastern Time) on Friday, April 10, 2026, or as soon thereafter as practicable.

It would be appreciated if, as soon as the Registration Statement is declared effective, you would so inform Louis A. Bevilacqua of Bevilacqua PLLC at (202) 869-0888, ext. 100.

Respectfully,

20/20 Biolabs, Inc.

By:	/s/ Jonathan Cohen
Jonathan Cohen
Chief Executive Officer

cc: Louis A. Bevilacqua, Esq.